# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FARADAY FUTURE INTELLIGENT ELECTRIC INC., CIK 0001805521
CUSIP: 307359885
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 654 MADISON AVENUE, SUITE 1009, NEW YORK, New York (NY), 10065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-22-003122
Filed by CIK 0001955725

## Reporting persons
- Senyun International Ltd.: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 7,616,444; sole dispositive power 0; shared dispositive power 7,616,444; aggregate amount beneficially owned 7,616,444 (9.99% of the class)
- Jun Xian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 7,616,444; sole dispositive power 0; shared dispositive power 7,616,444; aggregate amount beneficially owned 7,616,444 (9.99% of the class)
- Mingyuan Cai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 7,616,444; sole dispositive power 0; shared dispositive power 7,616,444; aggregate amount beneficially owned 7,616,444 (9.99% of the class)
- Bo Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 7,616,444; sole dispositive power 0; shared dispositive power 7,616,444; aggregate amount beneficially owned 7,616,444 (9.99% of the class)

## Item 1. Issuer
Name of issuer: FARADAY FUTURE INTELLIGENT ELECTRIC INC.
Address of issuer's principal executive offices: 18455 S. Figueroa Street, Gardena, California 90248

## Item 2. Person Filing
Name of person filing:
Senyun International Ltd. ("Senyun")

Jun Xian

Mingyuan Cai

Bo Zhang

Each of the foregoing is referred to as a ""Reporting Person"" and collectively as the ""Reporting Persons.""
Address of principal business office or, if none, residence:
Senyun International Ltd.
Flat/Rm. 1121, #11/F
Ocean Centre Harbour City
5 Canton Road
Hong Kong

Jun Xian
Flat/Rm. 1121, #11/F
Ocean Centre Harbour City
5 Canton Road
Hong Kong

Mingyuan Cai
Flat/Rm. 1121, #11/F
Ocean Centre Harbour City
5 Canton Road
Hong Kong

Bo Zhang
Flat/Rm. 1121, #11/F
Ocean Centre Harbour City
5 Canton Road
Hong Kong
Citizenship:
Senyun International Ltd.
Hong Kong

Jun Xian
People's Republic of China

Mingyuan Cai
People's Republic of China

Bo Zhang
People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, Senyun held 4,350,795 shares of Class A common stock, $0.0001 par value per share ("Common Stock"), and outstanding convertible notes ("Outstanding Notes"), convertible notes issuable upon exercise of outstanding incremental warrants (the "Incremental Notes" and, together with the Outstanding Notes, the "Notes"), and outstanding warrants (the "Warrants"), each of which is convertible or exercisable, as applicable, into shares of Common Stock. The Notes and Warrants may not be converted or exercised, as applicable, if, after such conversion or exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), in excess of 9.99% of the number of shares of Common Stock then issued and outstanding (the "Blockers"). As of the close of business on December 31, 2024, the Blockers limit the conversion or exercise, as applicable, of the Notes and Warrants owned by Senyun to an aggregate of 3,265,649 shares of Common Stock underlying such Notes and Warrants.

As of the close of business on December 31, 2024, Senyun beneficially owned, and each of Jun Xian, Mingyuan Cai and Bo Zhang, as a director of Senyun, may be deemed to beneficially own, 7,616,444 shares of Common Stock, consisting of (i) 4,350,795 shares of Common Stock held by Senyun and (ii) 3,265,649 shares of Common Stock issuable upon conversion or exercise, as applicable, of certain of the Notes and Warrants held by Senyun.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any securities owned by another Reporting Person. Each of Jun Xian, Mingyuan Cai and Bo Zhang disclaims beneficial ownership of the securities beneficially owned by Senyun, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on a denominator that is the sum of (i) 72,936,900 shares of Common Stock outstanding as of January 22, 2025 as disclosed in the Issuer's Registration Statement on Form S-1 (File No. 333-284613) filed with Securities and Exchange Commission on January 31, 2025 and (ii) 3,265,649 shares of Common Stock that may be acquired upon the conversion or exercise, as applicable, of certain of the Notes and Warrants held by Senyun.

As of the close of business on December 31, 2024, (i) Senyun beneficially owned approximately 9.99% of the outstanding shares of Common Stock and (ii) each of Jun Xian, Mingyuan Cai and Bo Zhang may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Jun Xian, Mingyuan Cai and Bo Zhang shares voting and dispositive power over the shares of Common Stock beneficially owned by Senyun.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Senyun International Ltd.: /s/ Jun Xian, Jun Xian, Director (02/18/2025)
- Jun Xian: /s/ Jun Xian, Jun Xian (02/18/2025)
- Mingyuan Cai: /s/ Mingyuan Cai, Mingyuan Cai (02/18/2025)
- Bo Zhang: /s/ Bo Zhang, Bo Zhang (02/18/2025)